Mail Stop 3561

November 29, 2007

N. Joshua Adler
President and Chief Executive Officer
CWALT, Inc.
c/o Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

Re: Alternative Loan Trust Resecuritization 2006-22R
**   Form 10-K for the fiscal year ended December 31, 2006**
**   Filed March 27, 2007**
**   File No. 333-131630-28**

Dear Mr. Adler,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director